WOLLMUTH MAHER & DEUTSCH
500 FIFTH AVENUE
NEW YORK, NEW YORK 10110

TELEPHONE (212) 382-3300
FACSIMILE (212) 382-0050


03022429

June 3, 2003


SEC MAIL PROCESSING
RECEIVED
JUN 04 2003
WASH. D.C. 181 SECTION

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
450 5th Street NW
Washington, DC 20549

Re: Marks & Spencer p.l.c. (File No. 82-1961)
Submission of Information Pursuant to Rule 12g3-2(b)

SUPPL

Ladies and Gentlemen:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed a copy of an announcement released to the London Stock Exchange on May 20, 2003 and a corresponding transmittal letter.

Please acknowledge your receipt of this information by date stamping the second copy of each of the above materials and returning it to us in the enclosed stamped, self-addressed envelope.

Yours sincerely,

PROCESSED
JUN 11 2003
THOMSON FINANCIAL

By: 
David H. Wollmuth
Authorized Representative

Enclosures



The Office of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 5th Street North West
Washington DC 20549
USA


SEC MAIL PROCESSING
RECEIVED
JUN 04 2003
WASH. D.C.
181
SECTION

20 May 2003

Dear Sirs

12g3-2(b) Exemption : Marks and Spencer p.l.c. : United Kingdom : 18 December 1987

I enclose a copy of an announcement which was made to the London Stock Exchange this morning which is being supplied as a follow up for our existing exemption.

Yours faithfully

PATRICIA FARRELL
Company Secretariat
+44 20 7268 3377

Marks and Spencer Group p.l.c.
Preliminary Results Announcement
52 weeks ended 29 March 2003

FINANCIAL HIGHLIGHTS
CONTINUING OPERATIONS BEFORE EXCEPTIONAL ITEMS

- Group operating profit up 21.1% to £761.8m
- Group profit before tax up 11.5% to £721.3m
- Earnings per share up 39.6% to 22.2 pence per share
- Final dividend of 6.5 pence per share, up 12.1%
- Group operating cash flow of £1.2bn

Continuing operations	2003 £m	2002 £m	% inc/ (dec)
Turnover	8,077.2	7,619.4	6.0
Pre-exceptional results			
Operating profit	761.8	629.1	21.1
Profit before tax	721.3	646.7	11.5
Earnings per share	22.2p	15.9p	39.6
Post-exceptional results			
Operating profit	717.9	629.1	14.1
Profit before tax	679.0	687.9	(1.3)
Earnings per share	20.7p	17.4p	19.0

OVERVIEW

Continued focus on enhancing our offer to customers through improved product appeal, quality and availability has enabled the Group to deliver profit and market share growth.

In UK Clothing, sales (inc. VAT) increased by 10% due to a strong performance in the first three quarters although in the fourth quarter, performance was level year-on-year. We increased market share by 0.7% over the year, with womenswear, menswear and lingerie all showing gains, with a particularly strong performance across our casualwear ranges.

We gained a further 1.3% in the Clothing primary margin as a result of further improvements in our world-wide sourcing and we have made progress on delivering the next phase of supply chain efficiencies. This is targeted to improve the Clothing primary margin by 1% per annum over the next three years.

Our Food business out-performed the market and delivered strong growth for the second year in succession. Customers continue to rate us highly on trust, innovation and quality. We opened a further 15 Simply Food and larger neighbourhood Food stores, designed to make our offer more accessible to more customers, and these stores are trading well.

In Home we have shown a good performance over the year, assisted by new products across the range, and we plan to open a stand-alone Home concept store in spring 2004.

In Financial Services, we maintained profitability through strong cost control and reduced bad debts in our existing business, while investing in and piloting our credit card and loyalty programme, which we plan to launch nationally in the second half of the year.

Luc Vandevelde, Chairman, comments:

"This year we have once again concentrated on restoring the fundamentals of our business and winning back the trust of our customers. In doing so we have regained market share, increased our profitability and re-built the foundations on which this Group can grow and prosper. In view of the performance over the last year, I am pleased to propose a final dividend per share of 6.5 pence, up 12.1 per cent, giving a full year dividend of 10.5 pence per share. An important factor in delivering this result has been to strengthen the top team and the capabilities of our people. Whatever the achievements of this year, we see ourselves on a journey of continuous improvement, where we will never be satisfied, but will always strive to do better."

Roger Holmes, Chief Executive, comments:

"We are excited about our potential to drive future growth by deepening our relationship with our most loyal customers and extending our appeal to our more occasional shoppers. We will do this by continuing to innovate and develop our core business while opening new paths to growth. In the coming year we will open a further 50 food only stores, launch a combined credit and loyalty card on a national basis, and open a new concept Home store.

We recognise that we are operating in a more testing environment. But we also see significant opportunities for improved efficiency in sourcing and costs to underpin our performance as we build for the future."

OPERATING REVIEW

Group Summary for continuing operations

Turnover (excl. VAT and sales taxes)	2003 £m	2002 £m	% inc/ (dec)
Retailing			
UK Retail	7,066.0	6,575.2	7.5
International Retail	681.3	693.4	(1.7)
	7,747.3	7,268.6	6.6
Financial Services	329.9	350.8	(6.0)
	8,077.2	7,619.4	6.0

Operating profit before exceptional items	2003 £m	2002 £m	% inc/ (dec)
Retailing			
UK Retail	631.9	505.2	25.1
International Retail	43.5	33.3	30.6
	675.4	538.5	25.4
Financial Services	86.4	84.2	2.6
Excess interest charged to cost of sales of Financial Services	-	6.4	
	761.8	629.1	21.1
Profit before tax and exceptional items	721.3	646.7	11.5
Earnings per share	20.7p	17.4p	19.0
Adjusted earnings per share	22.2p	15.9p	39.6

Retailing

UK Retail

Turnover including VAT was up 7.8% on last year, 6.7% on a like-for-like basis. The quarterly sales performance for the year is set out below:

Actual increase / (decrease) on last year	Q1 %	Q2 %	H1 %	Q3 %	Q4 %	H2 %	TOTAL %
Clothing (including footwear and gifts)	14.8	13.8	14.4	9.8	(0.3)	6.6	10.0
Home	5.9	15.1	10.0	5.0	9.3	6.5	8.0
Food	2.9	7.5	5.0	5.7	4.6	5.3	5.1
Total	**9.1**	**11.1**	**10.0**	**8.0**	**2.4**	**6.1**	**7.8**

The improvement in Clothing sales performance is attributable to:

- volume increases of approximately 7.0%;
- lower average price cuts on reduced merchandise; and
- changes to the product mix, towards higher value items.

In Home, the increase is largely volume-related.

Food inflation during the period was 0.7%.

Total selling space increased by 0.1m sq ft to 12.3m sq ft (General Merchandise 8.8m sq ft and Food 3.5m sq ft). The weighted average footage for the period rose by less than 1%.

On a like-for-like basis, sales were as follows:

Like-for-like increase / (decrease) on last year	**Q1** %	**Q2** %	**H1** %	**Q3** %	**Q4** %	**H2** %	**TOTAL** %
General Merchandise	12.7	13.2	13.0	8.8	(0.4)	5.5	9.0
Food	1.5	6.0	3.6	4.0	2.6	4.6	3.7
Total	**7.7**	**10.0**	**8.8**	**7.0**	**1.0**	**4.3**	**6.7**

Clothing performance during the year was strong as a result of a focus on the appeal, quality, availability and fit of our product. Womenswear, menswear and lingerie all increased market share for the year (source: Fashiontrak). Casualwear performed particularly strongly, with core womenswear ranges, per una and Blue Harbour all showing strong year-on-year increases. The fourth quarter was a more difficult trading period, particularly in Greater London.

The performance of childrenswear has been disappointing. Action has been taken to improve design and to consolidate ranges to offer more choice. The initial strong response to the DB07, David Beckham, range has been maintained, and in addition schoolwear is now showing signs of improvement.

We are continuing to realise gains in our primary margin as a result of actions taken to increase overseas production and consolidate our supply base. For the full year this delivered a further 1.3 percentage point improvement in the Clothing bought-in margin. In addition, markdowns as a percentage of sales were lower than last year, leading to a further 0.3 percentage point improvement in the Clothing achieved margin. In absolute terms markdowns were higher than planned and largely arose within childrenswear and womenswear, where we drove for high sales growth and improved availability during the autumn season.

Distribution costs, which are included in cost of sales, increased marginally less than the rate of sales growth. Following a review of the general merchandise logistics operation, we recently announced the closure of our Hayes distribution centre and a reduction in the number of warehousing contractors from four to two. These changes, which are expected to generate annual savings of £20m, have resulted in an exceptional charge of £36.3m this year.

The Home business benefited from the introduction of new products across the range, particularly within home accessories and bedding, and the performance of furniture was helped by promotional events around bank holidays. However, a reduction in allocated store space in the second half affected underlying sales.

In Food, we have had another year of strong sales growth. We out-performed the market in the last three quarters of the year, increasing our market share for the year as a whole. Key to this success has been the high quality of our products, continued innovation including the re-launch of our Indian and Chinese ranges, strong cohesive marketing and a focus on special occasions.

We continue to focus on extending the reach of our Food offer. We are making it accessible to more customers, through the Simply Food format and larger neighbourhood Food stores, opening 15 stores in the year. Progress to date in the Simply Food stores has been encouraging. Sales per square foot are in excess of the average for Food, offset by slightly higher costs. These stores are on target to deliver an operating profit which is in line with the rest of the Food business. We have also extended the agreement with Compass Group to place Simply Food stores in railway stations. In total, we plan to have opened 150 Simply Food stores by March 2006.

We have invested further in the in-store environment and have now modernised 256 stores, representing approximately 93% of UK Retail selling space. There are now 141 Café Revive coffee shops in stores; these have contributed almost £80m to turnover (incl. VAT) this year.

UK Retail operating costs of £1,863m, excluding exceptional charges, increased by 4.9% over the same period last year:

- employee costs which, at £975m, represent over half of total operating costs increased by 1.8%. The anticipated cost of performance bonuses for management and store staff this year is £34m, a decrease of 35% on last year;
- property, repair and renewal costs of £335m have increased by 8.0%, largely as a result of the sale and leaseback transaction entered into last year, which added £15m to rental costs this year;
- depreciation was £218m, an increase of 4.9%; and
- other operating costs of £335m increased by 11.9%. This was largely due to increased expenditure on marketing, rising insurance costs and IT expenditure to upgrade our business systems.

During the year, £7.6m of revenue costs were incurred in connection with the relocation of the corporate head office, which is planned to take place next year. These costs have been charged as exceptional operating costs. A further £25m to £30m of revenue costs are expected to be incurred next year and will also be charged as exceptional operating costs.

UK Retail capital expenditure for the period was £303m.

Capital expenditure	**2003 £m**	**2002 £m**
New stores and extensions	81	63
Store renewal, refurbishment and new selling initiatives	96	122
Refrigeration equipment	45	32
IT equipment	25	17
Other	56	31
	303	**265**

During the year, 130 stores were renewed at a capital cost of £41m and £81m was spent on new space. We are in the second year of a five year programme to upgrade our refrigeration equipment, investing approximately £40m annually.

UK Retail capital expenditure for 2003/04 is expected to be in the region of £540m. The increase on this year is attributable to the acquisition of the UK general merchandise warehouses owned by contractors, the head office move to Paddington Basin, together with investment in the Simply Food roll-out and the Home business.

International Retail

	At actual exchange rates			At constant exchange rates		
	2003 £m	2002 £m	% inc/ (dec)	2003 £m	2002 £m	% inc/ (dec)
Turnover						
Marks &Spencer branded businesses	391.2	364.7	7.3	389.7	364.7	6.9
Kings Super Markets	290.1	328.7	(11.7)	314.5	328.7	(4.3)
	681.3	693.4	(1.7)	704.2	693.4	1.6
Operating profit						
Marks & Spencer branded businesses	35.6	20.7	72.0	35.3	20.7	70.1
Kings Super Markets	7.9	12.6	(37.3)	8.5	12.6	(32.5)
	43.5	33.3	30.6	43.8	33.3	31.5

The results from continuing operations include sales and operating profits from Kings Super Markets as the planned disposal of this business has not taken place to date. The performance of Kings Super Markets has been affected by uncertainty surrounding the sale and a one-off charge of £1.4m in connection with the closure of two stores.

Turnover for the period in the Marks & Spencer branded businesses (Republic of Ireland, franchises and Hong Kong) increased by 7.3% (6.9% at constant exchange rates).

Operating profit for the Marks & Spencer branded businesses increased by 72.0% to £35.6m, an underlying increase of 39% after adding back £5m of abortive sale and restructuring costs in Hong Kong last year. The Republic of Ireland performed ahead of last year and we have also seen an improvement in the performance and profitability of our franchise business. In Hong Kong, actions taken last year to decrease footage in selected locations and reduce costs, together with a new pricing strategy which has increased sales, have delivered results. However, trading in Hong Kong and some franchises in the last month of the year was affected by the outbreak of the SARS virus and the war in Iraq.

Financial Services

Operating profit	2003 £m	2002 £m	% inc/ (dec)
Financial Services retailing activities	72.5	73.2	(1.0)
MS Insurance	13.9	11.0	26.4
	86.4	**84.2**	**2.6**

Operating profit from Financial Services increased by £2.2m to £86.4m. Within this, the underlying operating profit from existing retail activities increased by £20.2m, an increase of 26%, to £97.5m, before expenditure of approximately £25m on the credit card and loyalty programme.

The Chargecard continues to suffer as a result of our decision to accept credit cards without supporting the Chargecard business. The proportion of retail sales made on the Chargecard fell to approximately 17% and the number of active accounts decreased by 8.2%. However, with an increase in the average outstanding balance per customer, Chargecard borrowing decreased by only 3.2%. Together with improved margins, this resulted in Chargecard operating income increasing by 2.0%.

In personal lending, competitive forces were strong throughout the year and, as a result, outstanding balances decreased by 9.4% on reduced new business volumes. As a consequence, personal lending operating income decreased by 9.1%.

The savings and protection products suffered from uncertain economic conditions and operating income was level with last year. Within this, bearish stock market conditions reduced Unit Trust operating income by 9.4% to £9.9m, even though gross new retail investment was £88m, an increase of 53.5%. In contrast the life, pensions and general insurance products delivered an operating income increase of 8.6%.

The introduction of a revised bad debt methodology resulted in a one-off increase in bad debt charges in the second half of last year. Declining customer balances and the absence of a one-off charge, together with the implementation of improved collection procedures, have resulted in the bad debt charge for the year being £20.5m lower than last year.

In order to combat falling income levels, a programme of cost reduction was initiated which resulted in a decrease in operating costs for the existing retailing activities of £10.4m. The reduction in operating costs and bad debt charges more than offset the decline in net income and resulted in operating profit for the existing business increasing by 26%. This strong increase in profitability financed the additional investment during the year of approximately £25m in the credit card and loyalty programme.

Credit Card and Loyalty pilot

We began a trial in September 2002 in South Wales to validate the business case and our operational capability to deliver a joint credit and loyalty card for our customers.

The key measures we assessed were the take-up of the new card, average balances, the number of new cardholders, propensity to borrow, card penetration and incremental sales. On each of these measures, the pilot was successful. Therefore we are progressing with the necessary commitments for a national roll-out in the second half of the year.

Total revenue costs incurred on the card and loyalty programme during the year amounted to approximately £25m. These costs covered the development of technological and operational infrastructure as well as the costs of running the pilot.

The revenue cost of rolling out the card and loyalty programme will be approximately £60m in the current financial year. This covers: the cost of developing further infrastructure associated with becoming a major new credit card provider; the cost of providing customer service capability; and acquisition and card issue costs up to and through the national launch.

The costs of the development of the credit and loyalty card will mean that Financial Services profit will reach a low point in 2003/04 and grow from that base in 2004/05.

Discontinued operations

Last year, we closed the Continental European operations and sold Brooks Brothers. The results of these businesses up until the dates of closure or disposal are reported under discontinued operations.

Net interest expense

Net interest expense was £40.5m compared to net interest income of £17.6m last year. This arises as a result of the increase in debt following the capital restructuring of the Group at the end of last year when £1.7bn was returned to shareholders. The average rate of interest on borrowings during the period was 5.8%. Interest cover was 17.7 times and fixed charge cover was 7.6 times.

Taxation

The tax charge reflects an effective tax rate of 28.6% before exceptional charges, compared to 29.6% for the same period last year. This rate is less than the UK corporation tax rate of 30%, largely as a result of prior year contributions to European subsidiary closure costs being accepted as tax deductible in the UK.

Earnings per share

Adjusted earnings per share, which excludes the effect of exceptional items, has increased by 39.6% to 22.2 pence per share. This increase arises as a result of the improved profitability of the business and the more efficient balance sheet as a result of the capital restructuring last year, which reduced the number of shares in issue.

Capital structure

During the year, 44,894,601 ordinary shares (representing 2.0% of the issued share capital) were purchased in the market at a total cost of £141.7m and a weighted average price of 316p.

On 25 September 2002 and 25 March 2003, 181,478,363 and 43,905,265 B shares respectively, were redeemed at par at a total cost of £157.8m. Following this redemption, 168,819,801 B shares remain in issue. The next opportunity for redemption will be in September 2003.

Cash flow

The Group generated an operating cash inflow for the year of £1,168.7m (last year £1,093.7m). Within this, the cash inflow from retailing activities was £826.4m (last year £785.4m excluding an inflow of £68.1m from discontinued operations) and the cash inflow from financial services activities was £342.3m (last year £240.2m). The increase in the Financial Services cash inflow is largely due to a decrease in customer balances of £167.1m (last year £76.2m).

During the period, the Group acquired tangible fixed assets totalling £311.0m (last year £290.5m). After taking into account the timing of payments, the cash outflow for capital expenditure was £324.5m (last year £285.7m).

The cash outflow from acquisitions and disposals was £38.8m, which includes a repayment of £30.2m to the purchaser of Brooks Brothers for the difference between working capital at the date of the agreement and the date of completion, which was anticipated and provided for last year.

The overall cash inflow before funding of £354.2m has been partly used to fund the redemption of B shares and the purchase of ordinary shares.

At the end of the period, net debt was £1.8bn, a decrease of £76m, giving rise to retail gearing of 24.3%, with total gearing at 43.1%.

Pro-forma earnings

The sale and leaseback transaction last year, which has increased property rental costs, and the return of capital to shareholders, which introduced a level of debt to the retail balance sheet, have had a significant effect on earnings in the current year. If these transactions had occurred at the beginning of last year, then we estimate that the effect on the earnings from continuing operations, but before exceptional items, for last year would have been as follows:

Continuing operations before exceptional items	As reported £m	Sale and leaseback £m	Return of capital £m	Pro-forma earnings £m
Operating profit	629.1	(14.8)	-	614.3
Interest	17.6	-	(66.6)	(49.0)
Profit before tax	646.7	(14.8)	(66.6)	565.3
Tax	(195.1)	4.4	20.0	(170.7)
Profit after tax	451.6	(10.4)	(46.6)	394.6
Adjusted earnings per share	15.9p			17.1p
Number of shares (m)	2,841			2,307

Accounting for pensions

We continue to account for pension costs under SSAP 24 and our UK pension cost for the year was £136m. Under FRS 17 this would have been £95m.

The actuary of the Group's UK defined benefit pension scheme carried out a formal actuarial valuation of the scheme as at 31 March 2001. This valuation revealed a shortfall of £134m (£94m after deferred tax) in the market value of the assets of £3,102m compared to the actuarial liability for pension benefits (a funding level of 96%). As a result, the contributions to the scheme were increased to fund this deficit over twelve years.

Last year, the actuary prepared a valuation of the UK scheme as at 30 March 2002 in accordance with FRS 17. The FRS 17 valuation basis is a more volatile measure reflecting market values at a point in time. This valuation showed a deficit of £400m (£280m after deferred tax). The actuary has updated this FRS 17 valuation as at 29 March 2003. The results of this update reflect the poor performance of the financial markets during the year and show that the deficit has increased to £1.2bn (£0.9bn after deferred tax). On this basis, the profit and loss account charge under FRS 17 in 2003/04 would increase to £142m.

The pension scheme has a positive cash flow which is expected to continue for some time as the Group's contributions to the scheme, together with investment income, are greater than the annual payments to pensioners. It is therefore expected to be many years before the defined benefit scheme needs to liquidate a material portion of scheme assets.

We recognise the importance of pension provision to our employees and we continue to review the long-term funding strategy for the defined benefit scheme. As a result of the deterioration in the value of equities, we will bring forward the next formal actuarial valuation planned for March 2004 to allow us to make an earlier informed decision as to the contribution level and asset mix going forward. We recognise this will require increased funding.

Outlook for 2003/04

- We anticipate further improvement in the clothing primary margin (bought-in margin) of approximately 1 percentage point for 2003/04 and a further 1 percentage point in each of the two subsequent years.

- Underlying UK retailing operating costs, including logistics, for 2003/04 are planned to be held level on this year. However, as a result of investment in growth initiatives, total UK Retail operating costs will increase by approximately 3%. These incremental investment costs cover initiatives such as Simply Food, Home and marketing and system costs in UK Retail associated with the loyalty elements of a national rollout of the combined credit and loyalty card.

- The revenue costs of the head office move to Paddington Basin will be approximately £25m to £30m, compared to £7.6m incurred this year. These costs will be treated as exceptional.

- The impact of a national rollout of the combined credit and loyalty card will be to reduce Financial Services profits by approximately £60m for the financial year 2003/04, compared to the £25m in 2002/03. This is in line with the guidance given at the time of our Interim Results in November 2002.

- The financial year incorporates a 53rd week. This will add £30m to £40m to full year profit before tax.

- Group capital expenditure will be approximately £560m in 2003/04, compared to £311m this year. This is due to the acquisition of the UK general merchandise warehouses owned by contractors (£100m), the head office move to Paddington Basin (£45m) and investment in the Simply Food roll-out and the Home business.

Statements made in this announcement that look forward in time or that express management's beliefs, expectations or estimates regarding future occurrences and prospects are "forward-looking statements" within the meaning of the United States federal securities laws. These forward-looking statements reflect Marks & Spencer's current expectations concerning future events and actual results may differ materially from current expectations or historical results. Any such forward-looking statements are subject to various risks and uncertainties, including failure by Marks & Spencer to predict accurately customer preferences; decline in the demand for products offered by Marks & Spencer; competitive influences; changes in levels of store traffic or consumer spending habits; effectiveness of Marks & Spencer's brand awareness and marketing programmes; general economic conditions or a downturn in the retail or financial services industries; acts of war or terrorism worldwide; work stoppages, slowdowns or strikes; and changes in financial and equity markets.

Consolidated profit and loss account

	Notes	52 weeks ended 29 March 2003 Continuing operations £m	Discontinued operations £m	Total £m	52 weeks ended 30 March 2002 Continuing operations £m	Discontinued operations £m	Total £m
Turnover	2	**8,077.2**	-	**8,077.2**	**7,619.4**	**516.0**	**8,135.4**
Operating profit							
Continuing operations							
Before exceptional operating charges		761.8	-	761.8	629.1	-	629.1
Exceptional operating charges	5	(43.9)	-	(43.9)	-	-	-
Continental European operations		-	-	-	-	(42.5)	(42.5)
Less provision made in 2001		-	-	-	-	42.5	42.5
Other discontinued operations		-	-	-	-	14.7	14.7
Total operating profit	3	**717.9**	-	**717.9**	**629.1**	**14.7**	**643.8**
Profit on sale of property and other fixed assets	6A	1.6	-	1.6	41.2	-	41.2
Loss on sale / termination of operations:	6B						
Loss arising on sale / closure		-	(12.3)	(12.3)	-	(102.8)	(102.8)
Less provision made in 2001		-	10.8	10.8	-	104.3	104.3
		-	(1.5)	(1.5)	-	1.5	1.5
Goodwill previously written off		-	-	-	-	(368.2)	(368.2)
Net loss on sale / termination of operations		-	(1.5)	(1.5)	-	(366.7)	(366.7)
Net interest (expense) / income	4	(40.5)	-	(40.5)	17.6	-	17.6
Profit / (loss) on ordinary activities before taxation		**679.0**	**(1.5)**	**677.5**	**687.9**	**(352.0)**	**335.9**
Analysed between:							
Profit on ordinary activities before taxation and exceptional items		721.3	-	721.3	646.7	14.7	661.4
Exceptional items		(42.3)	(1.5)	(43.8)	41.2	(366.7)	(325.5)
Taxation on ordinary activities	7	(197.4)	-	(197.4)	(195.1)	12.6	(182.5)
Profit / (loss) on ordinary activities after taxation		**481.6**	**(1.5)**	**480.1**	**492.8**	**(339.4)**	**153.4**
Minority interests (all equity)		0.4	-	0.4	1.1	(1.5)	(0.4)
Profit / (loss) attributable to shareholders		**482.0**	**(1.5)**	**480.5**	**493.9**	**(340.9)**	**153.0**
Dividends (including dividends in respect of non-equity shares)	9	(246.0)	-	(246.0)	(238.9)	-	(238.9)
Retained profit / (loss) for the period		**236.0**	**(1.5)**	**234.5**	**255.0**	**(340.9)**	**(85.9)**
Earnings per share	8	**20.7p**		**20.7p**	**17.4p**		**5.4p**
Diluted earnings per share	8	**20.4p**		**20.4p**	**17.3p**		**5.4p**
Adjusted earnings per share	8	**22.2p**		**22.2p**	**15.9p**		**16.3p**
Diluted adjusted earnings per share	8	**21.9p**		**21.9p**	**15.8p**		**16.2p**
Dividend per share	9			**10.5p**			**9.5p**

Consolidated statement of total recognised gains and losses

	52 weeks ended 29 March 2003 £m	52 weeks ended 30 March 2002 £m
Profit attributable to shareholders	**480.5**	**153.0**
Exchange differences on foreign currency translation	3.4	0.1
Unrealised (deficit) / surplus on revaluation of investment properties	(0.8)	0.5
Total recognised gains and losses relating to the period	**483.1**	**153.6**

Consolidated balance sheet

	As at 29 March 2003 £m	As at 30 March 2002 £m
Fixed assets		
Tangible assets	3,435.1	3,381.2
Investments	31.5	50.3
	3,466.6	**3,431.5**
Current assets		
Stocks	361.8	325.3
Debtors	2,455.4	2,619.3
Cash and investments	471.9	816.1
	3,289.1	**3,760.7**
Current liabilities		
Creditors : amounts falling due within one year	(1,678.9)	(1,750.8)
Net current assets	**1,610.2**	**2,009.9**
Total assets less current liabilities	**5,076.8**	**5,441.4**
Creditors : amounts falling due after more than one year	(1,810.0)	(2,156.3)
Provisions for liabilities and charges	(228.4)	(203.8)
Net assets	**3,038.4**	**3,081.3**
Capital and reserves		
Called up share capital	685.7	852.7
Share premium account	23.8	2.8
Capital redemption reserve	1,886.9	1,717.9
Revaluation reserve	370.6	387.3
Other reserve	(6,542.2)	(6,542.2)
Profit and loss account	6,613.6	6,662.4
Shareholders' funds (including non-equity interests)	**3,038.4**	**3,080.9**
Minority interests (all equity)	-	0.4
Total capital employed	**3,038.4**	**3,081.3**
Equity shareholders' funds	2,920.2	2,804.9
Non-equity shareholders' funds	118.2	276.0
Total shareholders' funds	**3,038.4**	**3,080.9**

Reconciliation of movement in shareholders' funds

	As at 29 March 2003 £m	As at 30 March 2002 £m
Profit attributable to shareholders	**480.5**	**153.0**
Dividends	(246.0)	(238.9)
	234.5	(85.9)
Other recognised gains and losses relating to the year	2.6	0.6
New share capital subscribed	23.0	8.9
Issue / redemption expenses	-	(9.3)
Amounts (deducted from) / added to profit and loss account in respect of shares issued to the QUEST	(2.9)	2.5
Redemption of B shares	(158.0)	(1,717.9)
Purchase of own shares	(141.7)	(52.0)
Goodwill transferred to the profit and loss account on sale / closure of business	-	368.2
Net reduction in shareholders' funds	**(42.5)**	**(1,484.9)**
Opening shareholders' funds	3,080.9	4,565.8
Closing shareholders' funds	**3,038.4**	**3,080.9**

Consolidated cash flow statement

	52 weeks ended 29 March 2003 £m	52 weeks ended 30 March 2002 £m
Cash inflow from operating activities (see note 10)	**1,168.7**	**1,093.7**
Dividend received from joint venture	8.0	-
Returns on investments and servicing of finance		
Interest received	11.9	38.8
Interest paid	(51.3)	(2.0)
Non-equity dividends paid	(6.8)	-
Net cash (outflow) / inflow from returns on investments and servicing of finance	(46.2)	36.8
Taxation		
UK corporation tax paid	(212.0)	(172.0)
Overseas tax paid	(4.9)	(7.4)
Cash outflow for taxation	(216.9)	(179.4)
Capital expenditure and financial investment		
Purchase of tangible fixed assets	(324.5)	(285.7)
Sale of tangible fixed assets	25.0	455.6
Purchase of fixed asset investments	(2.9)	(2.9)
Sale of fixed asset investments	7.2	9.0
Net cash (outflow) / inflow for capital expenditure and financial investment	(295.2)	176.0
Acquisitions and disposals		
Closure of operations	(10.8)	122.2
Sale of subsidiaries	(30.2)	139.4
Repayment of loan by joint venture	2.2	-
Cash (outflow) / inflow from acquisitions and disposals	(38.8)	261.6
Equity dividends paid	(225.4)	(256.7)
Cash inflow before management of liquid resources and financing	**354.2**	**1,132.0**
Management of liquid resources and financing		
Management of liquid resources (see note 10ii)	(46.9)	(29.1)
Financing (see note 10iii)	(711.5)	(730.2)
(Decrease) / increase in cash	**(404.2)**	**372.7**

Reconciliation of net cash flow to movement in net debt

	52 weeks ended 29 March 2003 £m	52 weeks ended 30 March 2002 £m
(Decrease) / increase in cash	**(404.2)**	**372.7**
Cash outflow from increase in liquid resources	46.9	29.1
Cash outflow / (inflow) from decrease / (increase) in debt financing (see note 10 iii)	431.4	(1,031.7)
Exchange movements	1.5	0.7
Movement in net debt	**75.6**	**(629.2)**
Opening net debt	(1,907.0)	(1,277.8)
Closing net debt	**(1,831.4)**	**(1,907.0)**

Notes

1. Basis of preparation

The results comprise those of Marks and Spencer Group p.l.c. and its UK and international subsidiaries for the 52 week period ended 29 March 2003 and have been prepared using accounting polices consistent with those adopted last year. This summary of results does not constitute the full Financial Statements within the meaning of s240 of the Companies Act 1985. The full Financial Statements have been reported on by the Company's auditors, but have not been delivered to the Registrar of Companies. The audit report was unqualified and did not contain a Statement under s237(2) or s237(3) of the Companies Act 1985.

2. Turnover

Turnover (excluding sales taxes for international operations) is analysed as follows:-

	52 weeks ended 29 March 2003 £m	52 weeks ended 30 March 2002 £m
Continuing operations:-		
UK Retail (incl. VAT)		
Clothing, Footwear and Gifts	4,149.1	3,773.4
Home	403.2	373.3
Foods	3,252.7	3,093.5
	7,805.0	7,240.2
Less : United Kingdom VAT	(739.0)	(665.0)
	7,066.0	**6,575.2**
International Retail		
Marks & Spencer branded[1]	391.2	364.7
Kings Super Markets	290.1	328.7
	681.3	**693.4**
Total Retailing	**7,747.3**	**7,268.6**
Financial Services	329.9	350.8
Turnover from continuing operations	**8,077.2**	**7,619.4**
Turnover from discontinued operations	-	**516.0**
Total turnover	**8,077.2**	**8,135.4**
Turnover from continuing operations is analysed as follows:-		
United Kingdom	7,395.9	6,926.0
International	681.3	693.4
	8,077.2	**7,619.4**

[1] Marks & Spencer branded businesses within International Retail consists of Republic of Ireland, Hong Kong and sales to franchise operations.

The value of goods exported from the UK, including shipments to overseas subsidiaries, amounted to £271.6m (last year £329.8m).

3. Operating profit

Operating profit arises as follows:-

	52 weeks ended 29 March 2003 £m	52 weeks ended 30 March 2002 £m
Continuing operations:-		
UK Retail		
Before exceptional operating charges	631.9	505.2
Exceptional operating charges	(43.9)	-
	588.0	505.2
International Retail		
Marks & Spencer branded	35.6	20.7
Kings Super Markets	7.9	12.6
	43.5	33.3
Total Retailing	**631.5**	**538.5**
Financial Services	86.4	84.2
Segmental operating profit from continuing operations	**717.9**	**622.7**
Add : excess interest charged to cost of sales of Financial Services	-	6.4
Operating profit from continuing operations	**717.9**	**629.1**
Operating profit from discontinued operations	**-**	**14.7**
Total operating profit	**717.9**	**643.8**
Geographical analysis of segmental operating profit from continuing operations:-		
United Kingdom	674.4	589.4
International	43.5	33.3
	717.9	622.7

4. Interest charged to cost of sales

Financial Services operating profit is stated after charging £85.7m (last year £103.7m) of interest to cost of sales. This interest represents the cost of funding the Financial Services business as a separate segment, including both intra group interest and third party funding. The amount of third party interest payable by the Group amounted to £137.0m (last year £116.9m). Intra group interest of £nil (last year £6.4m), being the excess over third party interest payable, has been added back in the segmental analysis to arrive at total operating profit. The intra group interest added back last year arose in the first half of the year when the interest charged to cost of sales of Financial Services was greater than the interest payable for that period.

5. Exceptional operating charges

	52 weeks ended 29 March 2003 £m	52 weeks ended 30 March 2002 £m
Head office relocation	7.6	-
Restructuring of general merchandise logistics operations	36.3	-
Exceptional operating charges	**43.9**	**-**

6. Non-operating exceptional items

A. Profit on sale of property and other fixed assets

	52 weeks ended 29 March 2003 £m	52 weeks ended 30 March 2002 £m
Profit on sale and leaseback	-	50.0
Other asset disposals[1]	1.6	(8.8)
Profit on sale of property and other fixed assets	**1.6**	**41.2**

[1]Other asset disposals mainly relate to the disposal of UK stores

B. Loss on sale / termination of operations

	52 weeks ended 29 March 2003 £m	52 weeks ended 30 March 2002 £m
Loss on sale / termination	(12.3)	(102.8)
Goodwill previously written off	-	(368.2)
	(12.3)	(471.0)
Less provision made in 2001	10.8	104.3
Loss on sale / termination of operations	**(1.5)**	**(366.7)**

The loss on sale / termination of operations in the current year is analysed as follows:-

	Continental Europe £m	Brooks Brothers £m	Total £m
Net closure costs	(10.8)	(1.5)	(12.3)
Less provision made in 2001	10.8	-	10.8
Loss on sale / termination of operations	**-**	**(1.5)**	**(1.5)**

7. Taxation

The pre-exceptional tax charge for the year was £206.5m, giving an effective tax rate of 28.6% (last year 29.6%). The tax effect of exceptional charges is to reduce this liability by £9.1m to £197.4m.

8. Earnings per share

The calculation of earnings per ordinary share is based on earnings after tax, minority interests and non-equity dividends of £473.7m (last year £153.0m), and on 2,293,929,979 ordinary shares (last year 2,841,723,149), being the weighted average number of ordinary shares in issue during the year ended 29 March 2003. The weighted average number of ordinary shares used in the calculation of diluted earnings per ordinary share is 2,322,924,309 ordinary shares (last year 2,865,434,256).

An adjusted earnings per share figure has been calculated in addition to the earnings per share required by FRS 14 and is based on earnings excluding the effect of the exceptional items. It has been calculated to allow the shareholders to gain a clearer understanding of the trading performance of the Group. Details of the adjusted earnings per share are set out below:-

	52 weeks ended 29 March 2003	52 weeks ended 30 March 2002
Earnings per share	**20.7p**	**5.4p**
Exceptional operating charges	1.5p	-
Profit on sale of property and other fixed assets	(0.1)p	(1.5)p
Loss on sale / termination of operations	0.1p	12.4p
Adjusted earnings per share	**22.2p**	**16.3p**

9. Dividends

	52 weeks ended 29 March 2003 £m	52 weeks ended 30 March 2002 £m
On equity shares		
Ordinary - interim dividend of 4.0p per share (last year 3.7p per share)	91.8	105.2
Ordinary - final dividend of 6.5p per share (last year 5.8p per share)	147.4	133.7
	239.2	238.9
On non-equity shares		
B share - interim dividend at 3.32%	4.6	-
B share - final dividend at 2.98%	2.2	-
	6.8	-
	246.0	**238.9**

The Directors have proposed a final dividend of 6.5p per share (last year 5.8p per share). This makes a total ordinary dividend of 10.5p per share (last year 9.5p per share). The total cost of dividends is £239.2m (last year £238.9m). The ordinary shares will be quoted ex dividend on 28 May 2003. The final dividend will be paid on 18 July 2003 to shareholders whose names are on the Register of Members at the close of business on 30 May 2003. Shareholders may choose to take this dividend in shares or in cash.

10. Analysis of cash flows given in the cash flow statement

	52 weeks ended 29 March 2003 £m	52 weeks ended 30 March 2002 £m
Operating activities		
Operating profit	717.9	643.8
Exceptional operating charges (see note 5)	43.9	-
Operating profit before exceptional charges	761.8	643.8
Utilisation of provision against European trading losses	-	(42.5)
Depreciation	234.9	249.6
Decrease in working capital (see note i)	191.3	272.8
Net cash inflow before exceptional items	**1,188.0**	**1,123.7**
Exceptional operating cash outflow	(19.3)	(30.0)
Cash inflow from operating activities	**1,168.7**	**1,093.7**

	52 weeks ended 29 March 2003 £m	52 weeks ended 30 March 2002 £m
(i) Decrease in working capital		
(Increase) / decrease in stocks	(37.5)	66.2
Decrease in customer advances	167.1	76.2
Increase in creditors	52.1	174.9
Other working capital movements	9.6	(44.5)
Net cash inflow from decrease in working capital	**191.3**	**272.8**
(ii) Management of liquid resources		
Increase in cash deposits treated as liquid resources	(14.6)	(16.3)
Net (purchase) / sale of government securities	(9.5)	19.6
Net purchase of listed investments	(24.3)	(36.8)
Net sale / (purchase) of unlisted investments	1.5	(0.3)
Net sale of unlisted investments on sale of business	-	4.7
Cash outflow from increase in liquid resources	**(46.9)**	**(29.1)**
(iii) Financing		
Decrease in bank loans, overdrafts and commercial paper treated as financing	(125.1)	(268.6)
(Redemption) / issue of medium term notes	(308.4)	977.5
(Redemption) / issue of securitised loan notes	(2.3)	319.4
Increase in other creditors treated as financing	4.4	3.4
Debt financing as shown in analysis of net debt	(431.4)	1,031.7
Purchase of own shares	(141.7)	(52.0)
Redemption of B shares	(158.0)	(1,717.9)
Issue / redemption expenses	-	(9.3)
Shares issued under employees' share schemes	19.6	17.3
Net cash outflow from decrease in financing	**(711.5)**	**(730.2)**

11. Date of approval

The financial statements for the year ended 29 March 2003 were approved by the Directors on 19 May 2003.

(*** Market estimates of pre-exceptional PBT which have not yet reflected the treatment of the Paddington costs as exceptional should increase by c.£10 million.)

Statements made in this announcement that look forward in time or that express management's beliefs, expectations or estimates regarding future occurrences and prospects are "forward-looking statements" within the meaning of the United States federal securities laws. These forward-looking statements reflect Marks & Spencer's current expectations concerning future events and actual results may differ materially from current expectations or historical results. Any such forward-looking statements are subject to various risks and uncertainties, including failure by Marks & Spencer to predict accurately customer preferences; decline in the demand for products offered by Marks & Spencer; competitive influences; changes in levels of store traffic or consumer spending habits; effectiveness of Marks & Spencer's brand awareness and marketing programmes; general economic conditions or a downturn in the retail or financial services industries; acts of war or terrorism worldwide; work stoppages, slowdowns or strikes; and changes in financial and equity markets.

For further information, please contact:

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Marks & Spencer Corporate Press Office: 020 7268 1919

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Analyst enquiries:
Tony Quinlan 020 7268 4195
Nick Jones 020 7268 6594